

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Ligang Zhang
Chief Executive Officer
iKang Guobin Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re: iKang Guobin Healthcare Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 21, 2014**
> **CIK No. 0001524190**

Dear Mr. Zhang:

We have reviewed your amended confidential draft registration statement and correspondence dated January 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Risks and Uncertainties, page 4

1. We note your response to our prior comment 4 and reissue the comment in part. Please expand the disclosure to provide a separate bullet briefly describing the risk related to the possibility that you may not be able to repatriate profits due to PRC laws and regulations. Additionally, please include a separate risk factor in your section entitled "Risks Related to Doing Business in China" beginning on page 35 in which you elaborate on this risk. Please specifically address all steps involved in repatriating profits and include a discussion of the PRC tax withholding requirements, unrelated to the general restrictions

related to foreign investment, that must be satisfied before you can transfer funds attributable to profit from the PRC operating entities.

2. We note your disclosure in the 8th bullet point on page 4 that you could be forced to "relinquish our economic interests in the assets and operations of our affiliated PRC entities." We note, however, that you do not have an ownership interest in those affiliated PRC entities with which you have a contractual relationship. Please eliminate the reference here and elsewhere to your "economic interests" in "affiliated PRC entities," or clarify here and throughout disclosure, as applicable, that that the PRC owned entities have only contractual relationships with, as opposed to ownership of, the PRC operating companies.

3. In the 10th bullet point on page 4, please additionally identify the principal shareholders of the other entities with whom your PRC subsidiaries have contractual relationships, namely iKang Hangzhou Xixi and Yuanhua Information, and state that these individuals also have interests and fiduciary duties that may conflict your interests.

Corporate Structure and History, page 5

4. We note the following statements on this page:

   - "Since our acquisition of iKang Holdings in 2007…."
   - "In July 2013, the company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, Yuanhua Information Technology Co., Ltd., or Yuanhua Information, a variable interest entity of Yuanhua WFOE, and Shanghai Yuanhua Clinic Co., Ltd…."

   With regard to the first bullet point, it appears that iKang Holdings, or Shanghai iKang Guobin Holding Co., Ltd., was not acquired by you and has a contractual relationship with your subsidiary ShanghaiMed iKang, Inc. With regard to the second bullet point, it appears that your only equity interest is in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., and that you have a contractual relationship with Yuanhua Information. Please revise your disclosure to eliminate the references to the acquisition of or equity interest in any PRC operating entities with which you have a contractual relationship, and please appropriately clarify your relationship to these entities on page 5, pages 52 to 55, and elsewhere throughout the prospectus as applicable.

Risk Factors
"The amount and age of our accounts receivable have increased…," page 20

5. Please update this information regarding accounts receivable and aging through the period ended September 30, 2013.

Principal Shareholders, page 156

6. We note your response to our prior comment 19 and reissue the comment in part. We note that you have identified the parent companies of NewQuest Asian Investments Limited and Broad Street Principal Investments. Please additionally identify the natural person(s) who beneficially own(s) the shares held by these entities in the footnotes to the table.

Taxation, page 189

7. We note your response to our prior comment 23. We also note your statement in the heading on page 189 that the discussion does not deal with "tax consequences under state, local and other tax laws." However, we note that the discussion does deal with local laws as applicable to the PRC. Therefore, please appropriately qualify the statement in the heading to indicate, if true, that the discussion does not deal with tax consequences under "U.S. state, local and other tax laws."

Financial Statements and Notes
1. Organization and Principal Activities, page F-11

8. Please refer to your response to comment 24. Please revise your disclosure to include the information you indicated you would provide in your response.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins at (202) 551-3658 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
      Li He, Esq.
      Davis Polk & Wardwell